UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 3)*

                           NitroMed, Inc.
                          (Name of Issuer)

                    Common Stock, $0.01 par value
                   (Title of Class of Securities)

                             654798503
                           (CUSIP Number)

                         Jeffrey I. Martin
                     Rho Capital Partners, Inc.
                  152 West 57th Street, 23rd Floor
                      New York, New York 10019
                            212-751-6677
            (Name, Address, and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                             May 9, 2006
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Capital Partners, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

7.       SOLE VOTING POWER

         5,878,024 Shares

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         5,878,024 Shares

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,878,024 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO, IA

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Joshua Ruch

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of South Africa

7.       SOLE VOTING POWER

         0 Shares

8.       SHARED VOTING POWER

         5,878,024 Shares

9.       SOLE DISPOSITIVE POWER

         0 Shares

10.      SHARED DISPOSITIVE POWER

         5,878,024 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,878,024 Shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Habib Kairouz

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

7.       SOLE VOTING POWER

         0 Shares

8.       SHARED VOTING POWER

         5,878,024 Shares

9.       SOLE DISPOSITIVE POWER

         0 Shares

10.      SHARED DISPOSITIVE POWER

         5,878,024 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,878,024 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Mark Leschly

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         PF/OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Kingdom of Denmark

7.       SOLE VOTING POWER

         49,994 Shares (includes 26,250 Shares underlying stock options exercisable within the next 60 days)

8.       SHARED VOTING POWER

         5,878,024 Shares

9.       SOLE DISPOSITIVE POWER

         49,994 Shares (includes 26,250 Shares underlying stock options exercisable within the next 60 days)

10.      SHARED DISPOSITIVE POWER

         5,878,024 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,928,018 Shares (includes 26,250 Shares underlying stock options exercisable within the next 60 days)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Ventures IV, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

7.       SOLE VOTING POWER

         378,884 Shares

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         378,884 Shares

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         378,884 Shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Ventures IV (QP), L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

7.       SOLE VOTING POWER

         891,990 Shares

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         891,990 Shares

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         891,990 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Management Trust II

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC/OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

7.       SOLE VOTING POWER

         3,592,865 Shares

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         3,592,865 Shares

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,592,865 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Management Ventures IV, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

7.       SOLE VOTING POWER

         1,270,874 Shares

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         1,270,874 Shares

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,270,874 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Ventures IV GmbH & Co Beteiligungs KG

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

7.       SOLE VOTING POWER

         929,582 Shares

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         929,582 Shares

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         929,582 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Capital Partners Verwaltungs GmbH

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

7.       SOLE VOTING POWER

         929,582 Shares

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         929,582 Shares

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         929,582 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Investment Partners "H" L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

7.       SOLE VOTING POWER

         77,932 Shares

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         77,932 Shares

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         77,932 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Management Partners L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

7.       SOLE VOTING POWER

         6,771 Shares

8.       SHARED VOTING POWER

         77,932 Shares

9.       SOLE DISPOSITIVE POWER

         6,771 Shares

10.      SHARED DISPOSITIVE POWER

         77,932 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         84,703 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

                                              CUSIP No. 654798503


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Atlas Capital Corp.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)
         (b)

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

7.       SOLE VOTING POWER

         84,703 Shares

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         84,703 Shares

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         84,703 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

         This Amendment No. 3 to statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share, of NitroMed, Inc., a Delaware corporation, and is filed to reflect distributions of shares of such Common Stock to the reporting persons on May 9, 2006, from certain investment partnerships in which the reporting persons are direct or indirect limited
partners.   This Amendment No. 3 amends the statement on Schedule 13D as previously filed, by the addition of the following:


Item 1.    Security and Issuer

This statement relates to shares of Common Stock ("Shares"), $0.01 par value per share ("Common Stock"), of NitroMed, Inc., a Delaware corporation ("NitroMed" or the "Issuer"). The principal executive offices of NitroMed are located at 125 Spring Street, Lexington, Massachusetts 02421.


Item 2.    Identity and Background

(a)      This statement is being filed by Rho Capital Partners, Inc.
("Rho"), a New York corporation, its shareholders, Messrs. Joshua Ruch,
Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles: Rho Ventures IV, L.P., Rho Ventures IV (QP), L.P., Rho Ventures IV GmbH & Co Beteiligungs KG, Rho Capital Partners Verwaltungs GmbH, Rho Management Trust II, Rho Management Ventures IV LLC, Rho Investment Partners "H" L.P., Rho Management Partners L.P. and Atlas Capital Corp. (the "Reporting Persons"). As the investment advisor to Rho Management Trust II and as the management company for the other Rho-affiliated entities, Rho may be deemed to exercise sole investment and voting control over shares of NitroMed Common Stock held of record in the names of such investment vehicles. As controlling shareholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the shares of NitroMed Common Stock reported by Rho herein.

(b) The business address for each of Rho Capital Partners, Inc., Joshua Ruch, Habib Kairouz, Mark Leschly and Rho Management Trust II is 152 West 57th Street, 23rd Floor, New York, New York 10019.

         The business address for each of Rho Ventures IV, L.P. Rho
Ventures IV (QP), L.P., Rho Management Ventures IV, L.L.C., Rho Investment Partners "H" L.P., Rho Management Partners L.P. and Atlas Capital Corp. is 4 Dune Road, East Quogue, New York 11942.

         The business address for each of Rho Ventures IV GmbH & Co Beteiligungs KG and Rho Capital Partners Verwaltungs GmbH is c/o P P Pollath + Partner, Rechtsanwalte, Kardinal-Faulhaber Strasse 10, Munchen D-80333, Germany.

(c) Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly are employed by Rho as Managing Partners.

(d)-(e) During the last five years, none of Rho or Messrs. Ruch, Kairouz or Leschly, or any other Reporting Person, to the best of their knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of,or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information set forth in item 6 of the cover pages is hereby incorporated by reference into this Item 2(f).


Item 3.   Source and Amount of Funds or Other Consideration

         The Shares newly reported hereby were acquired by the Reporting Persons in distributions from certain limited partnerships on May 9, 2006, as follows:

         An aggregate of 354,438 Shares were distributed on May 9, 2006 to Rho Management Trust II, a New York grantor trust, by HealthCare Ventures IV, L.P., a Delaware limited partnership. Rho Management Trust II received such distribution in its capacity as a limited partner of HealthCare Ventures IV, L.P., and accordingly, no consideration was paid for such Shares. Of such Shares, 30,450 Shares were assigned by Rho Management Trust II upon receipt to an unaffiliated third-party pursuant to a pre-existing contractual obligation, for no consideration, resulting in a net distribution to Rho Management Trust II of 323,988 Shares.

         77,932 Shares were distributed on May 9, 2006 to Rho Investment Partners "H", L.P. ("RIP H"), a Delaware limited partnership, by HealthCare Ventures IV, L.P., a Delaware limited partnership. RIP H received such distribution in its capacity as a limited partner of HealthCare Ventures IV, L.P., and accordingly, no consideration was paid for such Shares.

         5,258 Shares were distributed on May 9, 2006 to Rho Management Partners LP ("RMP"), a Delaware limited partnership, by Healthcare Partners III, L.P., a Delaware limited partnership, and 1,513 Shares were distributed to RMP on the same date by HealthCare Partners IV, L.P., a Delaware limited partnership. In each case, such distributions were received by RMP in its capacity as a limited partner of the limited partnerships, and accordingly, no consideration was paid for such Shares.

         2,901 Shares were distributed to Mark Leschly on May 9, 2006 by HealthCare Partners III, L.P., a Delaware limited partnership, and 843 Shares were distributed to Mark Leschly on the same date by HealthCare Partners IV, L.P., a Delaware limited partnership. In each case, Mark Leschly received such distributions in his capacity as a limited partner of the limited partnerships, and accordingly, no consideration was paid for such Shares.


Item 4.    Purpose of Transaction

         The Shares reported hereby were acquired solely for investment purposes. The Reporting Persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in the light of their general investment and trading policies, market conditions or other factors. The Reporting Persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other shareholders of the Issuer. Mark Leschly, a Reporting Person, currently serves on the board of directors of the Issuer, and has served in such capacity since September 1996.

         Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)   any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer

(a)-(b) As the investment advisor to Rho Management Trust II and as the management company to each of the other Rho-affiliated entities, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the 5,878,024 shares of Issuer Common Stock reported hereby, constituting 16.0% of the 36,662,018 issued and outstanding shares of the Issuer's Common Stock outstanding as of April 28, 2006 (as per the Issuer's Form 10-Q, dated March 31, 2006).

         Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the 5,878,024 shares of NitroMed Common Stock beneficially owned by Rho. In addition, Mr. Leschly directly holds 23,744 Shares of NitroMed Common Stock, pursuant to the exercise of stock options received as director of NitroMed and to the distributions identified in Item 3, and may be deemed beneficially to own an additional 26,250 Shares exercisable under stock options within the next 60 days, over all of which Mr. Leschly may be deemed to have sole voting and investment control. Messrs. Ruch, Kairouz and Leschly accordingly may be deemed beneficially to own 16.0%, 16.0% and 16.2%, respectively, of the 36,662,018 issued and outstanding shares of the Issuer's Common Stock outstanding as of April 28, 2006 (as per the Issuer's Form 10-Q, dated March 31, 2006). Other than the shares of Issuer Common Stock in which they have a pecuniary interest, each of Rho and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.

         Of the 5,878,024 Shares of NitroMed Common Stock reported by Rho hereby, 378,884 Shares are held of record by Rho Ventures IV, L.P., 891,990 Shares are held of record by Rho Ventures IV (QP), L.P., 929,582 Shares are held of record by Rho Ventures IV GmbH & Co. Beteiligungs KG, 3,592,865 Shares are held of record by Rho Management Trust II, 77,932 Shares are held of record by RIP H, and 6,771 Shares are held of record by RMP.

         Rho Management Ventures IV, LLC, a Delaware limited liability company ("Management IV"), is the general partner of Rho Ventures IV, L.P. ("Rho IV") and Rho Ventures IV (QP), L.P. ("QP"). As such, Management IV has sole voting and investment control with respect to the 1,270,874 Shares held of record by Rho IV and QP. Rho Capital Partners Verwaltungs GmbH, a German corporation ("Partners GmbH"), is the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG, a German limited liability partnership. As such, Partners GmbH has sole voting and investment control with respect to the 929,582 Shares held of record by Rho Ventures IV GmbH & Co. Beteiligungs KG. RMP is the general partner of RIP H. As such, RMP may be deemed to exercise sole voting and investment control over the 77,932 Shares held of record by RIP H, as well as 6,771 Shares owned by it of record. Atlas Capital Corp., as general partner of RMP, may be deemed to exercise sole voting and investment control with respect to the 84,703 Shares deemed beneficially owned by RMP.

(c) The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c). There were no other transaction in the Shares by the Reporting Persons in the past 60 days.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock covered hereby.

(e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

RIP H, an affiliate of Rho and a Delaware limited partnership, has entered into a Loan Modification Agreement, dated November 28, 2003 (the "Modification Agreement"), with Hudson Trust, Nautilus Trust and certain other parties. Pursuant to that Modification Agreement, and upon the occurrence of certain conditions, RIP H may become eligible to purchase an additional 46,065 shares of the Issuer's Common Stock,representing 0.1% of the Issuer's Common Stock outstanding as per the Issuer's latest Form 10-Q, in consideration for the cancellation of a previously contracted debt. Until the occurrence of the conditions specified in the Modification Agreement, Rho and its affiliate do not have investment control or voting control over such 46,065 Shares.
Neither Rho nor RIP H has the right to acquire investment or voting control over such Shares within the next 60 days. The foregoing summary of the terms of the Modification Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit C to this statement on Schedule 13D, and is incorporated herein by reference.

Mark Leschly holds options to purchase an aggregate of 32,500 shares of NitroMed Common Stock, of which options to purchase 23,750 Shares are immediately exercisable, options to purchase 2,500 Shares are exercisable within the next 60 days, and the remaining 6,250 are exercisable on dates following the next 60 days.

Pursuant to an agreement between Rho Management Trust II and an unaffiliated third party, dated April 30, 1993, Rho Management Trust II is required to distribute to the third party 8.59109% of any distributions that Rho Management Trust II receives from HealthCare Ventures IV, L.P. Pursuant to such agreement, upon receipt of the distribution from HealthCare Ventures IV, L.P., Rho Management Trust II distributed to such third party 30,450 shares of Common Stock for no additional consideration.

Except as described or referred to above, there are no contracts,arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements,puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits hereto:

A. Statement Appointing Designated Filer and Authorized Signer dated November 5, 2003. (1)

B. Loan Modification Agreement, dated November 28, 2003. (2)


--------------------

(1) Incorporated by reference to Exhibit 99.1 filed with an Initial Statement of Beneficial Ownership of Securities on Form 3 by each of the Reporting Persons on November 5, 2003.

(2) Incorporated by reference to the exhibit to the Schedule 13D filed by Rho Capital Partners, Inc. on January 20, 2004.

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 16, 2006



RHO CAPITAL PARTNERS, INC.

By:/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer for Joshua Ruch



HABIB KAIROUZ

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer for Habib Kairouz



MARK LESCHLY

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV, L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV (QP), L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT VENTURES IV, L.L.C.


/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer




RHO VENTURES IV GMBH & CO BETEILIGUNGS KG

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO CAPITAL PARTNERS VERWALTUNGS GMBH

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO INVESTMENT PARTNERS "H" L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT PARTNERS L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



ATLAS CAPITAL CORP.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer